EXHIBIT 14

Milano, 25 ottobre 2007

Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. comunicate that as of today Telco S.p.A. – a company participated by them together with Telefonica S.A. – has received 749,827,264 ordinary shares of Telecom Italia S.p.A., representing 5.6% of its share capital by means of contribution by Assicurazioni Generali S.p.A. and Mediobanca S.p.A. and purchased for a total price of Euro 4,161 million 100% of the Olimpia S.p.A. share capital, which in turn holds 2,407,345,359 ordinary shares of Telecom Italia S.p.A., representing 18% of its ordinary share capital.

On October 23, 2007, ANATEL (the brazilian TLC Authority) has resolved to authorise the closing of the transaction, providing with regard to the Barsilian market certain measures to be implemented following completion of the acquisition. The contents of ANATEL resolution has been published on ANATEL’s website www.anatel.gov.br.

The acquisition of Olimpia S.p.A. has been funded, as to Euro 3,248 million by means of a share capital increase of Telco S.p.A. and as to the remaining part through a financing made available by Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., for a maximum amount of Euro 1,100 million, which has been utilised as of today for an amount of approximately Euro 925 million. Telco S.p.A.’s shareholders meeting has also resolved a further capital increase up to Euro 900 million, to be used to reimburse the abovementioned financing and aimed at allowing the entrance into the shareholding of Telco S.p.A. of other qualified Italian investors.

In addition, the following directors have been appointed to the board of Telco S.p.A.: Aldo Minucci (Chairman), Filippo Maria Bruno, Enrico Giliberti, Clemente Rebecchini, Gustave Stoffel, Maurizio Verbich, Ángel Vilá Boix, Ramiro Sánchez de Lérin García-Ovies, Miguel Escrig Melia and Sohail Qadri.

Finally the following directors have been appointed to the board of Olimpia S.p.A.: Aldo Minucci (Chairman), Filippo Maria Bruno, Enrico Giliberti, Giancarlo Olgiati, Clemente Rebecchini, Maurizio Verbich, Ángel Vilá Boix, Ramiro Sánchez de Lérin García-Ovies, Miguel Escrig Melia and Sohail Qadri.